Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006 and the Sticker Supplement dated May 12, 2006. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus other than the Sticker Supplement dated May 12, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of May 30, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after May 30, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At May 30, 2006, we had a portfolio of 16 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, one golf course and one ski property. In addition, we have made four loans. We have also committed to acquire one additional ski property and one additional golf course. All of the properties we have commitments to acquire or in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On December 22, 2005, we entered into an agreement with Boyne – Cypress, a subsidiary of Boyne, to acquire Cypress Mountain, a ski area located in British Columbia, Canada near Vancouver, for approximately $27.5 million, excluding closing costs. We closed the acquisition of the Cypress Mountain ski area on May 30, 2006. The property is located on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. The permit has been assigned to us for the remaining term, and we are leasing the permit and the related ski property back to Boyne – Cypress under two long-term, triple-net leases.

The Cypress Mountain ski area is a freestyle skiing and snowboarding attraction that includes 38 downhill runs, 5 chairlifts and a base lodge, has been chosen to host the Freestyle Skiing and Snowboarding competitions for the 2010 Winter Olympics. Cypress Mountain has an average annual snowfall of 20 feet, 358 skiable acres and is the second most visited ski area in British Columbia. With the largest vertical rise (1,712 feet) on the north shore of Vancouver island, the ski area offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The ski area, which is primarily a family-oriented, day-ski venue, offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. The property is expected to benefit directly from an estimated $10.3 million in pending improvements to be made to the property and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

As of May 30, 2006, we agreed to acquire The Raven Golf Club at South Mountain in Phoenix Arizona, an 18-hole championship golf course, from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for $12.8 million. The property includes a 4,600 square-foot, full-service clubhouse, a pro shop, practice facilities and a restaurant. The course was built in 1995 on 160 acres.

We anticipate leasing the property under a long-term, triple-net lease to a subsidiary of IRI Golf Group, LLC, a golf course investment and management company that owns and operates the Arizona National Golf Club in Tucson, Arizona. The transaction is expected to close in June 2006 assuming satisfactory completion of due diligence. This acquisition is subject to the fulfillment of certain conditions, which include completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired.

June 5, 2006	Prospectus Dated April 4, 2006

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina, consisting of two 18-hole full-length championship golf courses designed by Arthur Hills and Robert Cupp, for approximately $7.6 million. The property includes a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We also entered into a long-term, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner/operator of golf properties that will operate the club.

Also on April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma for $6.5 million. The 46,000 square-foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country. In connection with our acquisition, we entered into a twenty-year, triple-net lease with Route 66 Real Estate, LLC, the prior owner of the property.

Also as of May 30, 2006, we had committed to acquire the Bretton Woods Resort in northern New Hampshire for approximately $46.5 million. We anticipate that we will invest up to an additional $21.0 million for improvements on the property during the next 5 years. The resort includes the historic Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. We expect to enter into a long-term, triple-net lease with an entity that is an affiliate of both Celebration Associates and Crosland, Inc. and which will engage National Resort Management to market and operate the property. The transaction is expected to close in the second quarter of 2006 following satisfactory completion of due diligence. This acquisition is subject to the fulfillment of certain conditions, which include negotiation and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired.

On April 21, 2006, we acquired leasehold interests in two Hawaiian Falls-branded outdoor waterparks, each on municipally owned land near Dallas, Texas, for an aggregate purchase price of approximately $12.1 million. The waterparks are located in The Colony and Garland, Texas. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. Each waterpark operates under a long-term ground lease with the respective municipality in which it is located and will be operated under a sub-lease with HFE Horizon, LP, the principals of which have owned and operated theme parks, waterparks and family entertainment centers since 1972. HFE Horizon, LP has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain Veggie Tales characters.

Our board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on January 1, February 1 and March 1, 2006, which were paid by March 31, 2006. The board of directors declared distributions of $0.0458 per share to stockholders of record on April 1, May 1 and June 1, 2006, which will be paid by June 30, 2006.

THE OFFERING

As of April 30, 2006, we had received subscriptions from this offering of $408,942 (40,894 shares). As of that same date, we had received aggregate offering proceeds totaling $521.1 in connection with our initial offering and this offering, including $8.2 million for 861,879 shares purchased through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of the initial offering and $1.2 million for 117,708 restricted common shares issued in December 2004 to CNL Financial Group, Inc.

BUSINESS

The following information updates and supplements the Property Acquisitions section relating to “Merchandise Marts” beginning on page 67 of the prospectus.

Dallas Market Center Property. Through a partnership with the Dallas Market Center (“DMC”), a Dallas company affiliated with Crow Holdings, we own an 80% interest in the Dallas Market Center (the “DMC Partnership”). We acquired our initial interest in the DMC Partnership and the Dallas Market Center through a series of three investments contributing approximately $71.1 million in equity.

The following information updates and supplements the Property Acquisitions section relating to “Destination Retail and Entertainment Centers” beginning on page 69 of the prospectus.

Intrawest Resort Village Properties. In December 2004, we acquired an 80% interest, through unconsolidated entities (the “Intrawest Partnership”), and invested approximately $41.9 million in retail and commercial properties at seven resort villages in the U.S. and Canada (the “Resort Village Properties”), six of which are located near ski resorts and one of which is located near a beach and golf resort.

The following information supplements the Property Acquisitions section, which begins on page 67 of the prospectus.

SKI PROPERTIES

Cypress Mountain. On December 22, 2005, we entered into an agreement with Cypress Bowl Recreations Limited Partnership (“Boyne – Cypress”), a subsidiary of Boyne USA, Inc. (“Boyne”) to acquire Cypress Mountain, a ski area located in British Columbia, Canada near Vancouver (the “Cypress Mountain Property”), for approximately $27.5 million, excluding closing costs. We closed the acquisition of the Cypress Mountain ski area on May 30, 2006. The property is located approximately 13 miles north of Vancouver, British Columbia and 42 miles from the U.S./Canadian border on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. The permit has been assigned to us for the remaining term, and we are leasing the permit and the related ski property back to Boyne – Cypress under two long-term, triple-net leases.

The Cypress Mountain ski area is a freestyle skiing and snowboarding attraction, which includes 38 downhill runs, 5 chairlifts and a base lodge, has been chosen to host the Freestyle Skiing and Snowboarding competitions for the 2010 Winter Olympics. Cypress Mountain has an average annual snowfall of 20 feet, 358 skiable acres and is the second most visited ski area in British Columbia. With the largest vertical rise (1,712 feet) on the north shore of Vancouver island, the ski area offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The ski area, which is primarily a family-oriented, day-ski venue, offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. The property is expected to benefit directly from an estimated $10.3 million in pending improvements to be made to the property and paid for by the Vancouver Olympic Committee. The improvements for the Olympic events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

Leases. Due to certain legal, tax and lender requirements, the land permit and real property at the Cypress Mountain Property were acquired by us through a trust (the “Trust”) and the personal property assets were acquired through a separately capitalized Canadian entity (the “Personal Property Owner”). At the time of the acquisition, the Trust and the Personal Property Owner each entered into long-term, triple-net leases with Boyne – Cypress as tenant. Boyne has guaranteed the tenant’s payment of minimum annual rent under the leases for the first four years and has the option to repurchase the property from us at a price that will result in a fixed return to us. The option is exercisable by Boyne beginning in the seventh year through the 25th year following the acquisition. The combined minimum annual rent will increase annually to a maximum of $3.7 million (U.S. dollars). The following table sets forth the location of the property described above and a summary of the combined principal terms of the acquisition and lease of the property. The property is adequately insured, and there are no major capital expenditures, other than the Olympic improvements, planned for the ski area. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Property description	Purchase price(1)	Date acquired	Lease term and renewal options(2)	Minimum annual rent(3)	Percentage rent(3)
Cypress Mountain The Cypress Mountain Property includes 38 downhill runs, 5 chairlifts and a base lodge.	$27,500,000	5/30/06	20 years; four 5-year renewal options; lease is cross-defaulted with Gatlinburg Sky Lift lease.	Approximately $2.9 million in the initial year	9.0% of gross revenues in excess of $10.9 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $27,500,000.

(2)	Renewals will be subject to term of permit from the province Permit, currently expiring in 2034.

(3)	Amounts are provided in U.S. dollars.

Boyne USA, Inc. For information on this operator, see the section entitled Business-Property Acquisitions-Other Attractions-Gatlinburg Sky Lift Attraction” on page 82 of the prospectus.

Competition. Cypress Mountain is located in British Columbia and generally competes with 36 other ski and snowboard areas. Whistler and Blackcomb Mountains, Grouse Mountain and Mount Seymour are the closest in proximity to Cypress Mountain. Whistler and Blackcomb Mountains are located only two hours from Vancouver, British Columbia. Whistler Mountain has an average annual snowfall of 30 feet, 4,757 skiable acres, over 100 trails, 8 restaurants, a peak elevation of 7,160 feet and 16 chairlifts. Blackcomb Mountain has an average annual snowfall of 30 feet, 3,414 skiable acres, over 100 trails, 9 restaurants, a peak elevation of 7,494 feet and 17 chairlifts. In addition, Grouse Mountain and Mount Seymour, located only 15 minutes from downtown Vancouver, compete directly with Cypress Mountain for day skier visits. Grouse Mountain offers a summit elevation of 4,100 feet, a vertical drop of 1,260 feet, 212 skiable acres, 9 chairlifts, 24 trails and has an average annual snowfall of 10 feet. Mount Seymour has a summit elevation of 4,134 feet, a vertical drop of 1,115 feet, 600 skiable acres, 5 chairlifts, 24 trails and an average annual snowfall of over 14 feet.

GOLF COURSES

Palmetto Hall Plantation Club. On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina (the “Palmetto Hall Property”), consisting of two 18-hole full-length championship golf courses designed by Arthur Hills and Robert Cupp for approximately $7.6 million. The property includes a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool and is located 20 miles from Interstate 95 and less than a one hour drive from the international airport in Savannah, Georgia.

Lease. At the time of the acquisition, we entered into a twenty-year, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner/operator of golf properties (“Heritage”), to operate the property. The following table sets forth the location of the property described above and a summary of the principal terms of the acquisition and lease of the property. The property is adequately insured, and there are no major capital expenditures planned for the golf courses. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

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Property description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Palmetto Hall Plantation Club The Palmetto Hall Property includes two 18-hole golf courses, a full-service clubhouse, a pro shop, a golf maintenance center, two tennis courts and a swimming pool.	$7,600,000	4/27/06	20 years; four 5-year renewal options	$639,250 in the initial year	10.0% of gross revenues in excess of $4.5 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $6,840,000.

Heritage Golf Group, LLC. Heritage began in 1999. Since then, the company has acquired and developed a portfolio of high-end daily fee, resort and private golf facilities around the country. The Heritage portfolio represents some of the most well-known and acclaimed properties spanning California, Texas, Georgia, Florida, and South Carolina. The company distinguishes itself by its dedication to a high-quality golf experience and is led by Bob Husband, President and CEO. Prior to our acquisition of Palmetto Hall Plantation Club, neither Heritage nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Hilton Head Island had 2,301,989 visitors in 2005, of which 81% came primarily for leisure activities. Golf competes with other leisure activities on the Island including beaches, nature sightseeing, historical and heritage activities, water sports and tennis. There are currently 24 golf courses located on Hilton Head Island and 22 golf courses located nearby off-Island that compete for those visitors seeking a golf experience. In addition, Hilton Head Island competes for corporate and group outings/packages with other warm-climate resorts including locations in Florida and Arizona. Of the 24 golf courses located on Hilton Head, including the two courses at Palmetto Hall Plantation Club, a total of 261 holes are available for public play. Heritage currently owns and operates 99 of the 261 holes.

DEALERSHIPS

Route 66 Harley-Davidson Dealership. On April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma (the “Route 66 Harley-Davidson Property”) for $6.5 million. The 46,000 square foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country.

Lease. At the time of the acquisition, we entered into a twenty-year, triple-net lease with Route 66 Real Estate, LLC, the prior owner of the property, to operate the property. The following table sets forth the location of the property described above and a summary of the principal terms of the acquisition and lease of the property. The property is adequately insured, and there are no major capital expenditures planned for the dealership. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

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Property description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Route 66 Harley-Davidson Dealership The Route 66 Harley-Davidson Property includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities.	$6,500,000	4/27/06	20 years; four 5-year renewal options	$557,188 in the initial year	10.0% of gross revenues in excess of (i) $30,000,000 for the first 10 years, and (ii) $50,000,00 for the remainder of the term of the lease; capped each year at 1.5% above the rate of return on the minimum annual rent for that year

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $5,850,000.

Route 66 Real Estate, LLC. Route 66 Real Estate, LLC acquired the Harley-Davidson dealership in December of 1998. The dealership was re-branded with Route 66 as a new prototype dealership. Route 66 Real Estate, LLC is owned by Dr. Larry Wofford, a former Professor of Finance and Real Estate at the University of Tulsa. Prior to our acquisition, neither Route 66 Real Estate, LLC nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. The Route 66 Harley-Davidson dealership in Tulsa competes directly with one other Harley-Davidson dealership and two Honda dealerships. The competing Harley-Davidson dealership, Myers-Duren Harley-Davidson, is of similar size to the Route 66 Harley-Davidson dealership, but it does not have a restaurant and its revenues are driven primarily from motorcycle sales and servicing. Nationally, Honda is generally recognized as the biggest Harley-Davidson competitor in the big-twin motorcycle category, a style of motorcycle for which Harley-Davidson is most well-known.

Also competing indirectly with the Route 66 Harley-Davidson dealership are two Kawasaki dealerships and two Suzuki dealerships, both of which are within 12 miles of Tulsa. There is also a Big Dog Motorcycles dealership in Tulsa that may have some impact on the local market. Big Dog Motorcycles is a relatively new manufacturer that mass produces specialized “custom-look,” big-twin motorcycles.

OTHER ATTRACTIONS

Hawaiian Falls Waterparks. On April 21, 2006, we acquired leasehold interests in two Hawaiian Falls-branded outdoor waterparks, each on municipal-owned land near Dallas, Texas, for an aggregate purchase price of approximately $12.1 million, excluding closing costs, and leased them to HFE Horizon, LP (“HFE Horizon”), an affiliate of Harvest Entertainment, LLC, to operate on our behalf. The waterparks are located in The Colony and in Garland, Texas. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. Each operates under a long-term ground lease with the respective municipality in which such park is located and will be operated under a sub-lease with HFE Horizon, the principals of which have owned and operated theme parks, waterparks and family entertainment centers since 1972. HFE Horizon has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain Veggie Tales characters.

The Hawaiian Falls in The Colony, Texas (the “Hawaiian Falls Colony Property”) is operated pursuant to a ground lease with its local municipality that is scheduled to expire in December 2043 with two 5-year extension options. The waterpark opened in May of 2004 and operates from May through September each year, recording over 152,000 visitors in 2005. The 7.6 acre waterpark is located 30 miles north of Dallas. The population within a 15-mile radius of the property, which includes the Texas cities of Plano, Frisco, Addison, Lewisville, Carrolton and Little Elm, is estimated to be 1.46 million.

The Hawaiian Falls in Garland, Texas (the “Hawaiian Falls Garland Property”) is operated under a ground lease with its local municipality that is scheduled to expire in May of 2033 with no extension options. The property is located on 10 acres of the 129-acre W. Cecil Winters Regional Park, which is 15 miles north of Dallas. The waterpark opened in May of 2003 and operates from May through September each year, and recorded approximately 138,000 visitors in 2005. The population within a 15-mile radius of the property is estimated to be 2.02 million.

Leases. At the time of the acquisition, we entered into two long-term, triple-net sub-leases with HFE Horizon to operate the properties. The following table sets forth the location of each of the properties described above and a summary of the principal terms of the acquisition and lease of each property. The properties are adequately insured, and there are no major capital expenditures planned for the waterparks. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

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Property description	Purchase price(1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent
Hawaiian Falls Colony Waterpark The Hawaiian Falls Colony Property features a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas.	$5,820,000	4/21/06	Sub-lease is 27 years; no renewal options	$567,450 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million
Hawaiian Falls Garland Waterpark The Hawaiian Falls Garland Property features a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas.	$6,305,000	4/21/06	Sub lease is 27 years; no renewal options	$614,738 in the initial year	15% of consolidated Hawaiian Falls Colony and Hawaiian Falls Garland gross revenues in excess of $4.2 million

FOOTNOTES:

(1)	The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the properties is set forth below:

Property	Estimated federal income tax basis
Hawaiian Falls Colony	$5,820,000
Hawaiian Falls Garland	6,305,000

HFE Horizon, LP. HFE Horizon, formerly a division of Herschend Family Entertainment (“HFE”), focuses on micro-waterparks. Entertainment Properties Trust (NYSE:EPR) purchased HFE Horizon from HFE in December 2004. In April 2006, certain principals from HFE Horizon formed Harvest Entertainment, LLC, and acquired HFE Horizon and sold the waterpark properties to us. The principals of HFE Horizon have been involved in the ownership and operation of theme parks, waterparks and family entertainment centers since 1972. Prior to our acquisition of the waterparks, neither HFE Horizon nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Nationally, Palace Entertainment and Six Flags waterparks compete with smaller waterparks such as the Hawaiian Falls Colony Property and the Hawaiian Falls Garland Property. Locally, the Dallas-Fort Worth summer entertainment market for visitors and residents is served primarily by regional waterparks including Water Works Waterpark, Wet Zone, and NRH2O Waterpark which compete with the properties for residents’ and visitors’ time and entertainment dollars. The major amusement park in the area is Six Flags Over Texas, which also boasts Six Flags Hurricane Harbor waterpark which competes directly with the properties in the Dallas market.

The following information supplements the Pending Investments section, which begins on page 82 of the prospectus.

PENDING INVESTMENTS

GOLF COURSES

South Mountain Golf Course. As of May 30, 2006, we agreed to acquire The Raven Golf Club at South Mountain in Phoenix Arizona, an 18-hole championship golf course designed Gary Panks and David Graham, from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for $12.8 million. The property includes a 4,600 square-foot, full-service clubhouse, a pro shop, practice facilities and a restaurant. The course was built in 1995 on 160 acres. The transaction is expected to close in June 2006 assuming satisfactory completion of due diligence. This acquisition is subject to the fulfillment of certain conditions, which include completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired.

Lease. We anticipate that upon closing we will enter into a long-term, triple-net lease with a subsidiary of IRI Golf Group, LLC (“IRI”), a golf course investment and management company, and the owner and operator of the Arizona National Golf Club in nearby Tucson, Arizona. Summarized below are the expected lease terms for the property. More information relating to this property and its related lease will be provided if and when it is acquired. The property is adequately insured, and there are no major capital expenditures planned for the golf course. If acquired, the lease for this property is expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

Property desription	Estimated purchase price(1)	Estimated lease term and renewal options	Estimated minimum annual rent	Estimated percentage rent (2)

South Mountain Golf Club The property includes 18 holes of championship golf, practice facilities and a 4,600 square foot clubhouse with pro shop, locker rooms and a restaurant.	$12,750,000	20 years; four 5-year renewal options	$1.1 million in the initial year	10% of gross revenues in excess of $4.6 million

FOOTNOTES:

(1)	Estimated purchase price does not include acquisition costs.

(2)	Percentage rent will be paid in addition to minimum rent.

IRI Golf Group, LLC. IRI was founded in 1991 by Jeff Silverstein. Since 1996, IRI has broadened its scope by becoming very active in the development of golf facilities in the Southwest, developing four facilities in Texas and Nevada. IRI has been involved in the ownership and operation of 19 golf facilities in Arizona, Nevada, North Carolina, South Carolina, Texas and Washington. We believe IRI has grown into one of the most experienced and qualified golf course investment and management companies of private and daily fee facilities in the country. Prior to the consummation of our acquisition of the South Mountain Property, neither IRI nor its subsidiaries nor affiliates were related to us, affiliated with us or a partner in our business.

Competition. The South Mountain Golf Course competes with a limited number of high-end daily fee golf courses located in close proximity to downtown Phoenix. The South Mountain Property has continued to increase the number of rounds played per year, while also charging the second highest rate per round among local competitors. The property’s two principal competitors are the Legacy Golf Resort and Whirlwind Golf Club. While Legacy and Whirlwind charge similar rates per round to the South Mountain property, the remaining courses charge lower rates per round.

SKI PROPERTIES

Bretton Woods Mountain Resort. As of May 30, 2006, we have committed to acquire the Bretton Woods Mountain Resort in northern New Hampshire (the “Bretton Woods Property”) for approximately $46.5 million, consisting of a payment of $38.5 million upon closing with the remainder paid on the fourth anniversary from closing after the fourth year. We anticipate that we will invest up to an additional $21.0 million for improvements on the Bretton Woods property during the next 5 years.

The Bretton Woods Resort includes the four-season historic Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. The ski area includes 101 trails, 100 kilometers of groomed trails, 9 chairlifts and 434 skiable acres. The property is located in northern New Hampshire, 90 miles from Portland, Maine and 165 miles from Boston, Massachusetts. The transaction is expected to close in the second quarter of 2006 following the satisfactory completion of due diligence. There can be no assurance that due diligence will be successfully completed, that the final terms of the acquisition will be satisfactory to our board of directors or that such closing will occur. We are still in negotiations with our tenant and our tenant is in negotiations with the property manager. There can be no assurance that these negotiations will be successful.

Further, this acquisition is subject to the fulfillment of certain conditions which include negotiation and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired

Leases. We anticipate that upon closing we will enter into a long-term, triple-net lease with an entity that is an affiliate of both Celebration Associates and Crosland, Inc. and which will engage National Resort Management to market and operate the property. We anticipate that an affiliate of Celebration Associates and Crosland, Inc. will acquire the remainder of the resort. Summarized below are the expected lease terms for the Bretton Woods Property. More information relating to this property and its related lease will be provided if and when it is acquired. We believe the property will be adequately insured. If acquired, the lease for this property is expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

Property description	Estimated purchase price(1)	Estimated lease term and renewal options	Estimated minimum annual rent	Estimated percentage rent (2)

Bretton Woods Mountain Resort The property includes the historical Mount Washington Hotel, the Bretton Arms Country Inn, the Lodge at Bretton Woods, the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities and a free-standing restaurant. The ski area includes 101 trails, 100 kilometers of groomed trails, 9 chairlifts and 434 skiable acres.	$46,500,000	10 years; two 5-year renewal options	$3.3 in the initial year	Not anticipated to begin until the 5th year, and will be based on certain percentages of revenue over yet to be determined threshholds

FOOTNOTES:

(1)	Estimated purchase price does not include acquisition costs but does include the deferred payment of $8 million.

(2)	Percentage rent will be paid in addition to minimum rent.

Celebration Associates & Crosland, Inc. Celebration Associates is a nationally recognized developer and operator of award-winning, master-planned, mixed-use communities and villages. Crosland, Inc. is one of the Southeast’s leading and most diversified real estate companies. Crosland’s mission is to design, develop and manage properties that make communities better places to live, work and shop. A financial partner of Celebration Associates, Crosland traces is roots to the 1930s and its founding family’s commitment to community-oriented development and responsible stewardship. Prior to our acquisition of the Bretton Woods Resort, none of Celebration Associates or Crosland nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Stratton Mountain, Stowe Mountain, Loon Mountain, and Waterville Valley are the closest competitors in terms of similarity of product and experience within a 150 mile radius. While not a destination ski area, Mount Wachusett is also a competitor of Bretton Woods Mountain Resort for the Boston ski market and is located one hour outside of Boston. In addition, the lodging operations at the Bretton Woods Resort currently compete regionally with resort properties such as The Balsams, Wentworth by the Sea, the Woodstock Inn, the Equinox Resort & Spa and The Sagamore.

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APPENDIX B

PRIOR PERFORMANCE TABLES

The following information in Tables II and III updates and replaces the corresponding information in Tables II and III of Appendix B to the Prospectus:

Table II – CNL Hotels & Resorts, Inc.

Dollar amount of cash generated from (used in) operations before deducting payments to sponsor:
2005 (Note 3)	202,196,000

Table III – CNL Hotels & Resorts, Inc.
Less:	2004 (Note 1&2)
Depreciation and amortization	(145,872,000)

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